DOUBLELINE EQUITY FUNDS

333 South Grand Avenue, Suite 1800

Los Angeles, California 90071

March 18, 2013

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Mr. Edward P. Bartz

Re:	DoubleLine Equity Funds (the “Trust”)

Registration Statement on Form N-1A (File Nos. 333-186042 and 811-22790)

Dear Mr. Bartz:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Trust respectfully requests that the effectiveness of the above-referenced registration statement on Form N-1A be accelerated to 9:00 a.m. on Wednesday, March 20, 2013, or as soon thereafter as practicable.

The Trust acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or its staff (the “staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any actions with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DOUBLELINE EQUITY FUNDS

By:	/s/ Louis C. Lucido
Name:	Louis C. Lucido
Title:	Secretary